FRANCISCO V. AGUILAR
Secretary of State

GABRIEL DI CHIARA
Chief Deputy

STATE OF NEVADA



OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings & Notary Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

James Reed
5439 Cokesbury Rd
Fuquay Varina, NC 27526, USA

Work Order #: W2023040501962
April 5, 2023
Receipt Version: 1

Special Handling Instructions:

Submitter ID: 689553

Charges

Description	Fee Description	Filing Number	Filing Date/Time	Filing Status	Qty	Price	Amount
Certificate of Reinstatement	Fees	20233085781	4/5/2023 3:12:19 PM	Approved	1	$300.00	$300.00
Certificate of Reinstatement	Business License Fee	20233085781	4/5/2023 3:12:19 PM	Approved	3	$600.00	$600.00
Certificate of Reinstatement	Business License Late Fee	20233085781	4/5/2023 3:12:19 PM	Approved	2	$200.00	$200.00
Certificate of Reinstatement	Annual List Fee	20233085781	4/5/2023 3:12:19 PM	Approved	3	$450.00	$450.00
Certificate of Reinstatement	Annual List Late Fee	20233085781	4/5/2023 3:12:19 PM	Approved	2	$150.00	$150.00
Total							$1700.00

Payments

Type	Description	Payment Status	Amount
Credit Card	6807327316526101203075	Success	$1700.00
Total			$1700.00

Credit Balance: $0.00

James Reed
5439 Cokesbury Rd
Fuquay Varina, NC 27526, USA

STATE OF NEVADA

FRANCISCO V. AGUILAR
Secretary of State

GABRIEL DI CHIARA
Chief Deputy



OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Business Entity - Filing Acknowledgement

04/05/2023

Work Order Item Number: W2023040501962 - 2822272

Filing Number: 20233085781

Filing Type: Certificate of Reinstatement

Filing Date/Time: 04/05/2023 15:12:19 PM

Filing Page(s):

Indexed Entity Information:

Entity ID: E5972832020-1   **Entity Name:** SmartScreen LLC

Entity Status: Active   **Expiration Date:** None

Non-Commercial Registered Agent

Legal Zoom - Cheyenne Moseley

500 N Rainbow Blvd ste 300, Las Vegas, NV 89107, USA

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

FRANCISCO V. AGUILAR
Secretary of State

Commercial Recording Division
202 N. Carson Street



FRANCISCO V. AGUILAR
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Filed in the Office of	Business Number **E5972832020-1**
[signature] Secretary of State State Of Nevada	Filing Number **20233085781**
	Filed On **04/05/2023 15:12:19 PM**
	Number of Pages **23**

Certificate of Reinstatement/Revival
NRS 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A and 89

☑ Reinstatement   ☐ Revival

1. Entity information:	Name of entity as on file with the Nevada Secretary of State:

SmartScreen LLC

Entity or Nevada Business Identification Number (NVID): **NV20201757496**

---

2. Registered Agent for Service of Process: (check only one box)

☐ Commercial Registered Agent (name only below)   ☑ Noncommercial Registered Agent (name and address below)   ☐ Office or position with Entity (title and address below)

Legal Zoom - Cheyenne Moseley
Name of Registered Agent **OR** Title of Office or Position with Entity

500 N Rainbow Blvd	**Las Vegas**	Nevada	**89107**
Street Address	City		Zip Code
		Nevada	
Mailing Address (If different from street address)	City		Zip Code

2a. Certificate of Acceptance of Appointment of Registered Agent:

(Include "Registered Agent Acceptance/ Statement of Change" form if needed for signature)

I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.

X _____

Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity   Date

---

3. Date When Revival is to Commence:

Date when revival of charter is to commence or be effective, which may be before the date of the certificate: _____

---

4. Duration of Revival:

(A date is required for entities under NRS 88)

Indicate whether or not the revival is to be perpetual, and, if not perpetual, the time for which the revival is to continue. Limited Partnership under NRS 88 must indicate a date.
The corporation's existence shall be: PERPETUAL or _____

---

5. Current List:

Reinstatements:
List of Officers, Managers, Managing Members, General Partners, Managing Partners, Trustee or Subscribers

Revivals:
List of Officers, Managers, Managing Members, General Partners, Managing Partners or Trustee

CORPORATION, INDICATE THE <u>MANAGER,</u> OR EQUIVALENT OF: Title: **MANAGER**

James Howard Reed	**USA**
Name	Country

5439 Cokesbury Rd	**Fuquay Varina**	**NC**	**27526**
Address	City	State	Zip/Postal Code

This form must be accompanied by appropriate fees.



FRANCISCO V. AGUILAR
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Certificate of Reinstatement/Revival

NRS 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A and 89

☑ Reinstatement   ☐ Revival

6. Statement of Fact: (Revivals only, select one. Entities under NRS 84 cannot revive)	☐ Revival pursuant to 78.730 or 81.010: (check one) The undersigned declare that the corporation desires to revive its corporate charter and is, or has been, organized and carrying on the business authorized by its existing or original charter and amendments thereto, and desires to continue through revival its existence pursuant to and subject to the provisions of Chapters 78 and/or 81. ☐ The undersigned declare that they have obtained written consent of the stockholders of the corporation holding at least a majority of the voting power and that this consent was secured; furthermore, that they are the person(s) designated or appointed by the stockholders of the corporation to revive the corporation. ☐ The undersigned declare that they are the person(s) who have been designated by a majority of the directors in office to sign this certificate and that no stock has been issued. Membership approval not required under NRS 81.010(2).
	☐ Revival pursuant to 80: The undersigned declare that the corporation desires to revive its qualification to do business and is, or has been, organized and carrying on the business authorized by its existing or original qualification and amendments thereto, and desires to continue through revival its existence pursuant to and subject to the provisions of Chapter 80. ☐ The undersigned declare that they have obtained written consent of the stockholders of the corporation holding at least a majority of the voting power and that this consent was secured; furthermore, that they are the person(s) designated or appointed by the stockholders of the corporation to revive the qualification. ☐ The undersigned declare that they are the person(s) who have been designated by a majority of the directors in office to sign this certificate and that no stock has been issued.
	☐ Revival pursuant to 82: The undersigned declare that the corporation desires to revive its corporate charter and is, or has been, organized and carrying on the business authorized by its existing or original charter and amendments thereto, and desires to continue through revival its existence pursuant to and subject to the provisions of Chapters 81 and 82. This certificate must be executed by the President or Vice President **AND** Secretary or Assistant Secretary. The undersigned declare that the execution and filing of this certificate has been approved unanimously by the last-appointed surviving directors of the corporation and the unanimous consent has been secured:

This form must be accompanied by appropriate fees.



FRANCISCO V. AGUILAR
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Certificate of Reinstatement/Revival

NRS 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A and 89

☑ Reinstatement   ☐ Revival

6. Statement of Fact: (Revivals only, select one. Entities under NRS 84 cannot revive)	☐ Revival pursuant to 86.580: The undersigned declare that the limited-liability company desires to revive its charter and is, or has been, organized and carrying on the business authorized by its existing or original charter and amendments thereto, and desires to continue through revival its existence pursuant to and subject to the provisions of Chapter 86. The undersigned declares that he has been designated or appointed by the members to sign this certificate. Furthermore, the execution and filing of this certificate has been approved and secured by the written consent of a majority of the members.
	☐ Revival pursuant to 86: The undersigned declare that the foreign limited-liability company desires to revive its registration and is, or has been, organized and carrying on the business authorized by its existing or original registration and amendments thereto, and desires to continue through revival its existence pursuant to and subject to the provisions of NRS 86.5467. The undersigned declares that he/she has obtained approval by written consent of the majority in interest and that this consent was secured.
	☐ Revival pursuant to 87, 87A, 88 or 88A: The undersigned declare that the limited partnership, limited-liability partnership, limited-liability limited partnership or business trust desires to revive its certificate and is, or has been, organized and carrying on the business authorized by its existing or original certificate and amendments thereto, and desires to continue through revival its existence pursuant to and subject to the provisions of Chapter 87, 87A, 88 or 88A The undersigned declares that he/she has been designated or appointed by the general partners, managing partners or trustees to sign this certificate. Furthermore, the execution and filing of this certificate has been approved and secured by the written consent of the general partners or managing partners holding at least a majority of the voting powers.
	☐ Revival pursuant to 89: The undersigned declare that the professional association desires to revive its articles of association and is, or has been, organized and carrying on the business authorized by its existing or original articles of association and amendments thereto, and desires to continue through revival its existence pursuant to and subject to the provisions of Chapter 89. The undersigned declares that he/she has been designated or appointed by the members to sign this certificate. Furthermore, the execution and filing of this certificate has been approved and secured by the written consent of the holders of a membership interest in the professional association holding at least a majority of voting power.
7. Signatures: (Required)	**I declare under the penalty of perjury that the reinstatement/revival has been authorized by a court of competent jurisdiction or by the duly selected manager or managers of the entity or if the entity has no managers, its managing members.** **I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.**

X **James Reed**
Signature of Officer, Manager, Managing Member,
General Partner, Managing Partner, Trustee, or
Authorized Signer

FORM WILL BE RETURNED IF UNSIGNED.

Officer	04/05/2023
Title	**Date**

Filed in the Office of	Business Number E5972832020-1
Secretary of State State Of Nevada	Filing Number 20233085781
	Filed On 04/05/2023 15:12:19 PM
	Number of Pages 23

Nonexclusive Sales Representative Agreement

This nonexclusive sales representative agreement is between MIKE MITCHELL, an individual (the "**Representative**") and SMARTSCREEN LLC, a(n) Nevada Limited Liability Company (the "**Company**").

The Company is engaged in the marketing and sale of the Company products listed on **Exhibit A** (the "**Products**").

The Company wishes to engage the Representative as its independent nonexclusive sales representative of the Products in those territories identified on **Exhibit B** (collectively, the "**Territory**") and the Representative wishes to market and sell the Products as described in this agreement.

The parties therefore agree as follows:

1. ENGAGEMENT; SERVICES.

(a) Engagement. The Company retains the Representative to provide, and the Representative shall provide, the services described in subsection (b) below (collectively, the "**Services**").

(b) Services. The Representative shall:

(i) serve as the Company's nonexclusive sales representative to sell and promote the Products;

(ii) use its best efforts to introduce, promote the sale of, solicit, and obtain new and additional orders for the Products from existing and potential customers in the Territory;

(iii) timely deliver the Products to the customers after the company has accepted the purchase orders;

(iv) accurately represent and state Company policies to all potential and present customers;

(v) assist in finalizing agreements and purchase orders with each customer;

(vi) provide assistance to the Company in promotional activities in the Territory;

(vii) devote as much productive time, energy, and ability to the performance of its duties under this

Agreement as may be necessary to sell and promote the sale of the Products in the Territory in a timely and productive manner;

(viii) provide and maintain, at its own expense, a competent and adequately trained, skilled, and motivated sales organization for the solicitation and sale of Products to customers;

(ix)   provide reasonable "after sale" support to buyers of the Products;

(x) promptly inform the Company of all sales and orders;

(xi)   maintain contact with the Company via telephone, e-mail, or other agreed on means of communication with reasonable frequency to discuss sales activity within the Territory;

(xii)   provide monthly reports of sales of the Products to the Company;

(xiii) disclose any problems concerning customers (including Existing Customers) to the Company; and

(xiv) Perform such other sales-related services with respect to the customers as the Company may reasonably require.

(c) Company's Obligations. The Company shall:

(i) determine all prices and terms of sale for the Products;

(ii)   provide the Representative with copies of its current price lists, delivery schedules, and standard terms and conditions of sale, and update those documents regularly;

(iii)   notify the Representative of any changes to its procedures affecting the Representative's obligations under this agreement at least 30 days before implementing those changes;

(iv)   provide the Representative, at no cost, materials relating to the Products for use in selling and marketing the Products;

(vi)   prepare samples for potential customers, as reasonably requested by the Representative, if the Representative has provided the Company with sufficient notice of this request; provide the Representative with current information as to improvements, upgrades, or other changes in the Products; and

(vii) Make timely payments of amounts earned under this

agreement. **2. TERM AND TERMINATION.**

(a) Term. This agreement will become effective as described in section 1 and continue for an initial term of 1 year(s) (the "**Term**"). Unless either party gives written notice to the other at at least 30 days before the end of the Term, this agreement will renew automatically for an additional 1-year term. This Automatic extension will continue to apply at the end of each extended period until the agreement is terminated.

(b) Termination. This agreement may be terminated:

(i) by either party on provision of 30 days' written notice to the other party, with or without cause;

(ii) by either party for a material breach of any provision of this agreement by the other party, if the other party's material breach is not cured within 90 days of receipt of written notice of the breach;

(iii) by the Company at any time and without prior notice, if the Representative is convicted of any crime or offense, fails or refuses to comply with the written policies or reasonable directives of the Representative, or is guilty of serious misconduct in connection with performance under this agreement; or

(iv) Automatically, on the death of the Representative.

(c) Effect of Termination. After the termination of this agreement for any reason, the Company shall promptly pay the Representative for Services rendered before the effective date of the termination. However, the Company will not pay the Representative if (i) prohibited under applicable government law, regulation, or policy, or (ii) if the Representative is guilty of serious misconduct in connection with performance under this agreement.

3. COMPENSATION.

(a) Commissions. The Representative shall be entitled to receive a commission on sales of the Products in the Territory to customers, which sales were made substantially through the efforts of the Representative during the Term. Commissions shall be payable as follows:

(i) 50% of the Net Amount (as defined below) charged by the Company for orders of the Products placed through the Representative (other than to Existing Customers and their affiliates); and

(ii) 50% of the total Net Amount charged by the Company for orders of products other than Products listed in **Exhibit A** placed through the Representative.

"**Net Amount**" means the sales price of the sold Product as listed on the invoice, less charges for cost of goods from provider, cost of sales, administration etc., handling, freight, sales, use, value added, or similar taxes, import or export taxes or levies taxes, C.O.D. charges, insurance, customs duties, trade discounts, and any other governmental or administrative fees or charges.

(b) Timing of Payment. The Company shall forward the commissions to the Representative within 30 days of the Company's receipt of payment from the customer, and the commission will be based on the amounts actually received. For example, if payments from a customer to the Company will be made in installments, payments to the Representative by the Company will also be made in installments.

(c) Offsets and Charge-Backs. In calculating the commission that is due to the Representative, the Company may offset any credits, cancellations, refunds, allowances, and returns to or by customers of revenues on which the Representative has already been paid commissions under this agreement. However, the offset for any customer may not exceed the sales price of that customer's returned, cancelled, or otherwise credited products.

(d) No Commissions in Certain Circumstances. No commission shall be payable to the Representative under any of the following circumstances:

(i) if prohibited under applicable government law, regulation, or policy;

(ii)   if the Representative did not directly facilitate the sale of the Products to a customer;

(iii) if the sale was made to customers that are directly or indirectly owned by or under common ownership with the Representative;

(iv)   for any sales outside of the Territory, unless otherwise agreed in writing by the Company;

(v)   for any sales to Existing Customers, unless otherwise agreed in writing by the Company; or

(vi)   for any sale of Products to a customer occurring after the expiration or termination of the Term unless:

    A.   the sale takes place within 180 days after the termination of this agreement; and

    B.   the sale is the direct result of the Representative's sales efforts before the termination.

(e) No Other Compensation. The compensation set out above will be the Representative's sole compensation under this agreement.

(f) Expenses. Any ordinary and necessary expenses incurred by the Representative or its staff in the performance of this agreement will be the Representative's sole responsibility.

(g) Taxes. The Representative is solely responsible for the payment of all income, social security, employment-related, or other taxes incurred as a result of the performance of the Services by the Representative under this agreement, and for all obligations, reports, and timely notifications relating to those taxes. The Company has no obligation to pay or withhold any sums for those taxes.

(h)   Other Benefits. The Representative has no claim against the Company under this agreement or otherwise for vacation pay, sick leave, retirement benefits, social security, worker's compensation, health or disability benefits, unemployment insurance benefits, or employee benefits of any kind.

4. NATURE OF RELATIONSHIP.

The relationship of the parties under this agreement is one of independent contractors, and no joint venture, partnership, agency, employer-employee, or similar relationship is created in or by this agreement. Neither party may assume or create obligations on the other party's behalf, and neither party may take any action that creates the appearance of such authority.

5. TERRITORY.

(a) **Representative Territory.** During the Term, the Representative shall use its best efforts to sell the Products in the following geographical area (the "**Territory**"): North America.

(b)   **Company Rights.** The Company is free to directly solicit, attempt, and complete sales of Products, or any products or services, in the Territory at any time as well as employ other independent sales reps or resellers in the territory.

(c) **Territory Reallocation.** The Company may modify or limit the Territory with 30 days' written notice to the Representative.

6. CUSTOMERS.

(a) **Preferred Customers.** The Representative's sales and promotional efforts shall be directed toward the following customers: Manufactures with revenues of at least 60 million. These customers are only examples of the nature and type of market to which the Representative should sell the Products, and are not a limitation on sales that can be made by the Representative in the Territory.

(b)   **Existing Customers.** The Representative acknowledges that the Company has existing relationships with those customers listed in **Exhibit B** (the "**Existing Customers**"), and it will receive no compensation for sales made by the Representative to the Existing Customers.

7. PRODUCTS.

(a) **Product List.** The Company may amend the Product list identified in **Exhibit A** from time to time in its sole discretion with 5 days' advanced written notice to the Representative.

(b)   **Discontinuance; Modification.** In its discretion, the Company may:

(i) discontinue or limit the manufacture or sale of any Product; or

(ii) modify the design, specifications, or construction of any Product or part of a Product.

The Company shall inform the Representative of any discontinuance or modification by providing 5 days' advanced written notice. When faced with limited stock, the Company may allocate, limit, or terminate the production and sale of Products in its sole discretion. The Company will incur no liability arising out of or related to the exercise of its rights under this section.

8. RECORDS; AUDITS.

(a) Retention of Records. The Representative shall retain originals or copies of all quotations, orders, invoices, correspondence and other documents relating to Products sold under this agreement for a minimum of 3 year(s) after the termination of this agreement. During the Term and for 3 year(s) after the termination of this agreement, the Company may (at its sole expense) and on 5 days' notice examine and audit:

(i) all records and accounts containing transaction and marketing data for the Products; and

(ii) the Representative's inventory tracking and management systems.

(b) Audit Results. If an audit under this section reveals that the Representative has not complied with this agreement, the Representative shall promptly cease and use its best efforts to remedy that noncompliance and the Company may terminate this agreement under section 2(b).

9. USE OF TRADEMARKS.

The Representative may use, reproduce, and distribute the Company's service marks, trademarks, and trade names (if any) (collectively, the "**Company Marks**") in connection with the performance of the Services. Any goodwill received from this use will accrue to the Company, which will remain the sole owner of the Company Marks. The Representative may not engage in activities or commit acts, directly or indirectly, that may contest, dispute, or otherwise impair the Company's interest in the Company Marks. The Representative may not cause diminishment of value of the Company Marks through any act or representation. The Representative may not apply for, acquire, or claim any interest in any Company Marks, or others that may be confusingly similar to any of them, through advertising or otherwise. At the expiration or earlier termination of this agreement, the Representative will have no further right to use the Company Marks, unless the Company provides written approval for each such use.

10. WARRANTY.

The Company warrants to the Representative that the Products will be free from material defects in materials and workmanship and will operate substantially in conformance with the Company's documentation for a period of 1 years. This warranty period begins the date on which the Products are shipped from the Representative to its customers. This warranty does not apply to Products that have been subject to misuse, including neglect, accident, or modification, or that have been altered during assembly and are not capable of being tested by the Company under its normal test conditions. The Company's obligation for Products failing to meet this warranty is to refund the purchase price of the nonconforming Product, or to replace or repair the nonconforming Products. The Company shall bear the cost of freight and insurance for returned Products. The warranty on any replacement Product will be the same as that of the original Products.

11. CONFIDENTIAL INFORMATION.

(a) **Confidentiality.** During the Term, the Representative may have access to or receive certain information of or about the Company that the Company designates as confidential or that, under the circumstances surrounding disclosure, ought to be treated as confidential by the Representative (" **Confidential Information**"). Confidential Information includes information relating to the Company or its current or proposed business, financial statements, budgets and projections, customer identifying information, potential and intended customers, employers, products, computer programs, specifications, manuals, software, analyses, strategies, marketing plans, business plans, and other confidential information, provided orally, in writing, by drawings, or by any other media. The Representative will treat the Confidential Information as confidential and will not disclose it to any third party or use it for any purpose but to fulfill its obligations in this agreement. In addition, the Representative shall use due care and diligence to prevent the unauthorized use or disclosure of such information.

(b)   Exceptions. The obligations and restrictions in subsection (a) do not apply to that part of the Confidential Information:

(i) was or becomes publically available other than as a result of a disclosure by the Representative in violation of this agreement;

(ii) was or becomes available to the Representative on a nonconfidential basis before its disclosure to the Representative by the Company, but only if:

A. the source of such information is not bound by a confidentiality agreement with the Company or is not otherwise prohibited from transmitting the information to the Representative by a contractual, legal, fiduciary, or other obligation; and

B. the Representative provides the Company with written notice of its prior possession either (1) before the effective date of this agreement or (2) if the Representative later becomes aware (through disclosure to the Representative) of any aspect of the Confidential Information as to which the Representative had prior possession, promptly on the Representative so becoming aware;

(iii) is requested or legally compelled (by oral questions, interrogatories, requests for information or documents, subpoena, civil or criminal investigative demand, or similar processes), or is required by a regulatory body, to be disclosed. However, the Representative shall:

A. provide the Company with prompt notice of these requests or requirements before making a disclosure so that the Company may seek an appropriate protective order or other appropriate remedy; and

B. provide reasonable assistance to the Company in obtaining any protective order.

If a protective order or other remedy is not obtained or the Company grants a waiver under this agreement, the Representative may furnish that portion (and only that portion) of the Confidential Information that, in the written opinion of counsel reasonably acceptable to the Company, the

Representative is legally compelled or otherwise required to disclose. However, the Representative shall make reasonable efforts to obtain reliable assurance that confidential treatment will be accorded any part of the Confidential Information disclosed in this way; or

(iv) was developed by the Representative independently without breach of this agreement.

(c) Remedy. Money damages may not be a sufficient remedy for any breach of this section by the Representative and, in addition to all other remedies, the Company may seek (and may be entitled to) as a result of such breach, specific performance and injunctive or other equitable relief as a remedy.

12. CONFLICT OF INTEREST.

The Representative warrants to the Company that it does not currently represent or promote any lines or products that compete with the Products. During the Term, the Representative may not represent, promote, or otherwise try to sell in the Territory any lines or products that, in the Company's judgment, compete with the Products. The Representative shall provide the Company with a list of the companies and the products that it currently represents, and notify the Company in writing of any new companies or products when its promotion of those new companies and products begins.

13. OTHER ACTIVITIES.

During the Term, the Representative may engage in other independent contracting activities, except that the Representative may not accept work, enter into contracts, or accept obligations inconsistent or incompatible with the Representative's obligations or the scope of Services to be rendered for the Company under this agreement.

14. RETURN OF PROPERTY.

Within 90 days of the termination of this agreement, the Representative shall return to the Company, retaining no copies or notes, all Company products (including Products), samples, models, property, and documents relating to the Company's business including reports, abstracts, lists, correspondence, information, computer files, computer disks, and other materials and copies of those materials obtained by the Representative during and in connection with its work with the Company. All files, records, documents, blueprints, specifications, information, letters, notes, media lists, original artwork or creative work, notebooks, and similar items relating to the Company's business, whether prepared by the Representative or by others, remain the Company's exclusive property.

15. INDEMNIFICATION.

(a) Of Representative by Company. At all times after the effective date of this agreement, the Company shall indemnify the Representative from all damages, liabilities, expenses, claims, or judgments (including interest, penalties, reasonable attorneys' fees, accounting fees, and expert witness fees) (collectively, the "**Claims**") that the Representative may incur and that arise from:

(i) the Company's breach of its obligations or representations under this agreement; or

(ii) the negligent, intentional, or other acts of the Company or its employees;

(iii) defects or malfunctions of the Products; or

(iv) the failure of the Company to provide any Products to a customer that has properly ordered through the Representative.

However, the Company is not obligated to indemnify the Representative if any of these Claims result from the Representative's own actions or inactions.

(b) Of Company by Representative. At all times after the effective date of this agreement, the Representative shall indemnify the Company and its officers, members, managers, employees, owners, and contractors (collectively, the "**Company Indemnitees**") from all damages, liabilities, expenses, claims, or judgments (including interest, penalties, reasonable attorneys' fees, accounting fees, and expert witness fees) (collectively, the "**Claims**") that any Company Indemnitee may incur and that arise from:

(i) the Representative's negligence or willful misconduct arising from the Representative's carrying out of its obligations under this agreement;

(ii) the Representative's breach of any of its obligations or representations under this agreement; or

(iii) the Representative's breach of its express representation that it is an independent contractor and in compliance with all applicable laws related to work as an independent contractor. If a regulatory body or court of competent jurisdiction finds that the Representative is not an independent contractor or is not in compliance with applicable laws related to work as an independent contractor, based on the Representative's own actions, the Representative will assume full responsibility and liability for all taxes, assessments, and penalties imposed against the Representative or the Company resulting from that contrary interpretation, including taxes, assessments, and penalties that would have been deducted from the Representative's earnings if the Representative had been on the Company's payroll and employed as a Company employee.

16. FORCE MAJEURE.

A party will be not be considered in breach or in default because of, and will not be liable to the other party for, any delay or failure to perform its obligations under this agreement by reason of fire, earthquake, flood, explosion, strike, riot, war, terrorism, or similar event beyond that party's reasonable control (each a "**Force Majeure Event**"). However, if a Force Majeure Event occurs, the affected party shall, as soon as practicable:

(a) notify the other party of the Force Majeure Event and its impact on performance under this agreement; and

(b) use reasonable efforts to resolve any issues resulting from the Force Majeure Event and perform its obligations under this agreement.

17. GOVERNING LAW; ATTORNEYS' FEES.

(a) Choice of Law. The laws of the state of North Carolina govern this agreement (without giving effect to its conflicts of law principles).

(b) Choice of Forum. Both parties consent to the personal jurisdiction of the state and federal courts in Wake County, North Carolina .

18. AMENDMENTS.

No amendment to this agreement will be effective unless it is in writing and signed by a party or its authorized representative.

19. ASSIGNMENT AND DELEGATION.

(a) No Assignment. Neither party may assign any of its rights under this agreement, except with the prior written consent of the other party. All voluntary assignments of rights are limited by this subsection.

(b) No Delegation. Neither party may delegate any performance under this agreement, except with the prior written consent of the other party.

(c) Enforceability of an Assignment or Delegation. If a purported assignment or purported delegation is made in violation of this section, it is void.

20. COUNTERPARTS; ELECTRONIC SIGNATURES.

(a) Counterparts. The parties may execute this agreement in any number of counterparts, each of which is an original but all of which constitute one and the same instrument.

(b) Electronic Signatures. This agreement, agreements ancillary to this agreement, and related documents entered into in connection with this agreement are signed when a party's signature is delivered by facsimile, email, or other electronic medium. These signatures must be treated in all respects as having the same force and effect as original signatures.

21. SEVERABILITY.

If any provision contained in this agreement is, for any reason, held to be invalid, illegal, or unenforceable in any respect, that invalidity, illegality, or unenforceability will not affect any other provisions of this agreement, but this agreement will be construed as if the invalid, illegal, or unenforceable provisions had never been contained in it, unless the deletion of those provisions would result in such a material change so as to cause completion of the transactions contemplated by this agreement to be unreasonable.

22. NOTICES.

(a)Writing; Permitted Delivery Methods. Each party giving or making any notice, request, demand, or other communication required or permitted by this agreement shall give that notice in writing and use one of the following types of delivery, each of which is a writing for purposes of this agreement: personal delivery, mail (registered or certified mail, postage prepaid, return-receipt requested), nationally recognized overnight courier (fees prepaid), facsimile, or email.

(b)   Addresses. A party shall address notices under this section to a party at the

following addresses: If to the Company:

James Reed

5439 Cokesbury

Faquay Varina, North

Carolina , 27526

jreed@smartscreenage.com

If to the Representative:

Mike Mitchell

5846 East Creekside Ave. #25

Orange, California , 92869

michael.mitchell009@gmail.com

(c)Effectiveness. A notice is effective only if the party giving notice complies with subsections (a) and (b) and if the recipient receives the notice.

23. WAIVER.

No waiver of a breach, failure of any condition, or any right or remedy contained in or granted by the provisions of this agreement will be effective unless it is in writing and signed by the party waiving the breach, failure, right, or remedy. No waiver of any breach, failure, right, or remedy will be deemed a

waiver of any other breach, failure, right, or remedy, whether or not similar, and no waiver will constitute a continuing waiver, unless the writing so specifies.

24. ENTIRE AGREEMENT.

This agreement constitutes the final agreement of the parties. It is the complete and exclusive expression of the parties' agreement with respect to its subject matter. All prior and contemporaneous communications, negotiations, and agreements between the parties relating to the subject matter of this agreement are expressly merged into and superseded by this agreement. The provisions of this agreement may not be explained, supplemented, or qualified by evidence of trade usage or a prior course of dealings. Neither party was induced to enter this agreement by, and neither party is relying on, any statement, representation, warranty, or agreement of the other party except those set forth expressly in this agreement. Except as set forth expressly in this agreement, there are no conditions precedent to this agreement's effectiveness.

25. HEADINGS.

The descriptive headings of the sections and subsections of this agreement are for convenience only, and do not affect this agreement's construction or interpretation.

26. EFFECTIVENESS.

This agreement will become effective when all parties have signed it. The date this agreement is signed by the last party to sign it (as indicated by the date associated with that party's signature) will be deemed the date of this agreement.

27. NECESSARY ACTS; FURTHER ASSURANCES.

Each party shall use all reasonable efforts to take, or cause to be taken, all actions necessary or desirable to consummate and make effective the transactions this agreement contemplates or to evidence or carry out the intent and purposes of this agreement.

[SIGNATURE PAGE FOLLOWS]

Each party is signing this agreement on the date stated opposite that party's signature.

SmartScreen LLC

Date: _____ By: _____

Name: James Reed
Title: President

Date: _____ By:

Name: Mike Mitchell

EXHIBIT A

PRODUCTS

PRODUCT NAME
1. QLECTOR LEAP "SmartFactory"

EXHIBIT B

EXISTING CUSTOMERS

1. NA





SECRETARY OF STATE

STATE OF NEVADA

NEVADA STATE BUSINESS LICENSE

SmartScreen LLC

Nevada Business Identification # NV20201757496
Expiration Date: 04/30/2024

In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business License for business activities conducted within the State of Nevada.
Valid until the expiration date listed unless suspended, revoked or cancelled in accordance with the provisions in Nevada Revised Statutes. License is not transferable and is not in lieu of any local business license, permit or registration.
License must be cancelled on or before its expiration date if business activity ceases. Failure to do so will result in late fees or penalties which, by law, cannot be waived.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 04/05/2023.

FRANCISCO V. AGUILAR
Secretary of State

Certificate Number: B202304053534610
You may verify this certificate
online at http://www.nvsos.gov